N E W S R E L E A S E

January 12, 2004	Trading Symbols:
News Release 04-01	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES**

SILVER STANDARD TO RAISE $43.7 MILLION IN PRIVATE PLACEMENT

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report a private placement of 2,950,000 units at a price of $14.80 per unit for gross proceeds of $43,660,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable on payment of $18.50 into one common share of Silver Standard for a period of two years. A finder’s fee of 5% is payable in units on a portion of the placement, and a finder’s fee of 5% cash and 5% warrants (each whole warrant entitling the holder to acquire one common share for a period of two years at a price of $18.50) is payable on a portion of the placement. The completion of the private placement is subject to acceptance of the TSX Venture Exchange.

The additional funds will be added to Silver Standard’s cash of approximately $16 million and will be used for the completion of feasibility studies at its 50%-owned Manantial Espejo project in Santa Cruz province, Argentina and at the wholly-owned Bowdens silver project in New South Wales, Australia; toward the company’s share of anticipated capital costs at Manantial Espejo; accelerated exploration of Silver Standard’s recently announced significant new silver discovery at La Pitarrilla project in Durango, Mexico; new silver project acquisitions that are accretive to shareholders and for general working capital purposes.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United Sates or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements.

Silver Standard is a well-financed silver mineral exploration and development company with silver-dominant projects in Australia, Argentina, Chile, Mexico, the United States and Canada.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.